SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                         (Amendment No. _____________)*

                       Oscient Pharmaceuticals Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    68812R105
                                 --------------
                                 (CUSIP Number)

                                 April 11, 2006
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

             [ ] Rule 13d-1(b)
             [X] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Abingworth Management Limited

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]

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 3   SEC USE ONLY


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 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

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                  5  SOLE VOTING POWER

                     6,013,206

   NUMBER OF     ---------------------------------------------------------------
     SHARES       6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY         0
      EACH
   REPORTING     ---------------------------------------------------------------
     PERSON       7  SOLE DISPOSITIVE POWER
     WITH:
                     6,013,206

                 ---------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     0

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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,013,206 shares

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

     [ ]

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 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

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 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

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ITEM 1(a). NAME OF ISSUER: Oscient Pharmaceuticals Corp. (the "Issuer").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1000 Winter Street, Suite 2200
           Waltham, MA 02451

ITEM 2(a). NAME OF PERSONS FILING:  Abingworth Management Limited

           ("Abingworth Management")

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The
           business address for Abingworth Management Limited is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

ITEM 2(c). CITIZENSHIP: Abingworth Management is a corporation organized under the laws of England.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(e). CUSIP NUMBER: 68812R105

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

ITEM 4.    OWNERSHIP.

           (a)  Amount Beneficially Owned:

           Abingworth Management Limited is the manager of Abingworth Bioequities Master Fund LTD, Abingworth Bioventures IV L.P., Abingworth Bioventures IV Executives L.P., Abingworth Bioventures III A L.P., Abingworth Bioventures III B LP, Abingworth Bioventures III C LP and Abingworth Bioventures III Executives LP (collectively, the "Funds").

           As of the date hereof, Abingworth Bioequities Master Fund LTD is the record owner of 1,656,736 shares of Common Stock; Abingworth Bioventures IV L.P. is the record owner of 1,493,925 shares of Common Stock; Abingworth Bioventures IV Executives L.P. is the record owner of 12,809 shares of Common Stock; Abingworth Bioventures III A L.P. is the record owner of 650,258 shares of Common Stock; Abingworth Bioventures III B L.P. is the record owner of 396,940 shares of Common Stock; Abingworth Bioventures III C L.P. is the record owner of 237,772 shares of Common Stock; and Abingworth Bioventures III Executives L.P. is the record owner of 10,364 shares of Common Stock.

           In addition, Abingworth Bioequities Master Fund LTD is the record owner of warrants, exercisable for 453,368 shares of Common Stock; Abingworth Bioventures IV L.P. is the record owner of warrants, exercisable for 449,513 shares of Common Stock; Abingworth Bioventures IV Executives L.P. is the record owner of warrants, exercisable for 5,182 shares of Common Stock; Abingworth Bioventures III C L.P. is the record owner of warrants, exercisable for 118,886 shares of Common Stock; Abingworth Bioventures III B L.P. is the record owner of warrants, exercisable for 198,470 shares of Common Stock; Abingworth


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           Bioventures III A L.P. is the record owner of warrants, exercisable for 325,129 shares of Common Stock; and Abingworth Bioventures III Executives L.P. is the record owner of warrants, exercisable for 3,854 shares of Common Stock. All of the warrants held by the Funds are immediately exercisable.

           As the manager of each of the Funds, Abingworth Management may be deemed to beneficially own 6,013,206 shares of Common Stock, which represents the shares of Common Stock and the warrants exercisable for shares of Common Stock held by the Funds.

           (b) Percent of Class:

           Abingworth Management beneficially owns 6.3% of the outstanding Common Stock of the Issuer.

           The foregoing percentage has been calculated based on the 96,099,585 shares of Common Stock reported to be outstanding as of April 13, 2006 in the Issuer's Schedule 14A filed with the Securities Exchange Commission on April 26, 2006.

           (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote: see line 5 of cover sheet.

           (ii) shared power to vote or to direct the vote: see line 6 of cover sheet.

           (iii) sole power to dispose or to direct the disposition: see line 7 of cover sheet.

           (iv) shared power to dispose or to direct the disposition: see line 8 of cover sheet.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 28, 2006


ABINGWORTH MANAGEMENT LIMITED


By:   /s/ James Abell
      ------------------------------------
      Name:   James Abell
      Title:  Executive Director